UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AYRO, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

054748207

(CUSIP Number)

Natale Rea

2000 16th Sideroad

King City, Ontario, L7B 1A3 Canada

(416) 882-2389

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054748207	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Natale Rea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)         Based on 6,878,618 shares of common stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the Securities and Exchange Commission on August 15, 2024.

CUSIP No. 054748207	13D	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the original Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by Natale Rea (the “Reporting Person”) on June 10, 2024 with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of AYRO, Inc. (the “Issuer”) (as amended to date and together with this Amendment, this “Schedule 13D”). Information reported and defined terms used in the original Schedule 13D, as previously amended remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

Item 3.   Source or Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4.   Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented to include the following information:

On October 29, 2024, the Reporting Person entered into a Stock Repurchase Agreement with the Issuer, pursuant to which the Issuer acquired 418,478 shares of Common Stock held by the Reporting Person at a price of US$0.90 per share.

Item 5.   Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby supplemented to include the following information:

(a)	As of the date hereof, the Reporting Person is the beneficial owner of 0 shares of Common Stock, which represent 0% of the Issuer’s outstanding shares of Common Stock. The aggregate percentage of shares reported by the Reporting Person is based on 6,878,618 shares of common stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 filed with the Securities and Exchange Commission on August 15, 2024.

(c)	In addition to the transaction described in Item 4 above, transactions in the Issuer’s shares by the Reporting Person during the past sixty days include the following:

Date	No. of Shares	Price per share	Nature of Transaction
September 6, 2024	187	US$0.8401	Public sale

(e)	As a result of the transaction described in Item 4 above, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on October 29, 2024.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.   Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

CUSIP No. 054748207	13D	Page 4 of 5 Pages

Exhibit Description

99.1         Stock Repurchase Agreement, dated as of October 29, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 29, 2024)

CUSIP No. 054748207	13D	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Natale Rea
Natale Rea

October 29, 2024